UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015	Commission File Number 001-33159

AERCAP HOLDINGS N.V.

(Translation of Registrant’s Name into English)

Stationsplein 965, 1117 CE Schiphol Airport, The Netherlands, +31-20-655-9655

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

AerCap Holdings N.V. (“AerCap” or the “Company”) is filing as exhibit 99.1 to this Current Report on Form 6-K AerCap’s audited consolidated financial statements for the year ended December 31, 2014, which include additional guarantor information in Note 30.1 to comply with Rule 3-10 of Regulation S-X, in connection with the Registration Statement for the Exchange Notes as described below.  The information in this Current Report on Form 6-K is not an amendment to the 20-F and is not a restatement of the financial information included therein.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statements File Nos. 333-177659 and 333-203113 and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

In May 2014, AerCap Global Aviation Trust (the “U.S. Issuer”) and AerCap Ireland Capital Limited (the “Irish Issuer” and, together with the U.S. Issuer, the “Issuers”), each a wholly-owned subsidiary of AerCap, co-issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”) in connection with AerCap’s acquisition of International Lease Finance Corporation, and in September 2014, AerCap Global Aviation Trust and AerCap Ireland Capital Limited co-issued $800 million aggregate principal amount of 5.00% senior notes (the “5.00% Notes” and, together with the Acquisition Notes, the “AGAT/AICL Notes”), all of which are jointly and severally and fully and unconditionally guaranteed by AerCap and certain subsidiaries of AerCap (the “Subsidiary Guarantors” and, together with AerCap, the “Guarantors”).  In connection with the issuances of the AGAT/AICL Notes, the Issuers and the Guarantors entered into registration rights agreements with the initial purchasers of the AGAT/AICL Notes obligating the Issuers and the Guarantors to file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission to exchange the AGAT/AICL Notes and related guarantees for registered notes (the “Exchange Notes”) and guarantees having substantially the same terms as the AGAT/AICL Notes (the “Exchange Offer”).  In connection with the Exchange Offer, AerCap will be required, pursuant to Rule 3-10 of Regulation S-X, to include in its financial statements a condensed consolidating footnote presenting certain financial information with respect to the guarantors and issuers of the AGAT/AICL Notes and other AerCap subsidiaries.

Exhibits

23.1                        Consent of PricewaterhouseCoopers Accountants N.V.

99.1                        AerCap Holdings N.V. consolidated balance sheets as of December 31, 2014 and December 31, 2013 and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years ended December 31, 2014, 2013 and 2012 with report of independent registered public accounting firm thereon, modified from the financial statements included in their 2014 Form 20-F solely to add Note 30.1, together with Management’s Annual Report on Internal Control over Financial Reporting

101                           The following financial information formatted in eXtensible Business Reporting Language (XBRL):

(1)               Consolidated Balance Sheets as of December 31, 2014 and 2013

(2)               Consolidated Income Statements for the Years Ended December 31, 2014, 2013 and 2012

(3)               Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2014, 2013 and 2012

(4)               Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012

(5)               Consolidated Statements of Equity for the Years Ended December 31, 2014, 2013 and 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

	By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

Date: April 23, 2015

EXHIBIT INDEX

23.1                        Consent of PricewaterhouseCoopers Accountants, N.V.

99.1                        AerCap Holdings N.V. consolidated balance sheets as of December 31, 2014 and December 31, 2013 and the related consolidated statements of income, comprehensive income, cash flows and equity for each of the years ended December 31, 2014, 2013 and 2012 with report of independent registered public accounting firm thereon, modified from the financial statements included in their 2014 Form 20-F solely to add Note 30.1, together with Management’s Annual Report on Internal Control over Financial Reporting

101                           The following financial information formatted in eXtensible Business Reporting Language (XBRL):

(1)               Consolidated Balance Sheets as of December 31, 2014 and 2013

(2)               Consolidated Income Statements for the Years Ended December 31, 2014, 2013 and 2012

(3)               Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2014, 2013 and 2012

(4)               Consolidated Statements of Cash Flows for the Years Ended December 31, 2014, 2013 and 2012

(5)               Consolidated Statements of Equity for the Years Ended December 31, 2014, 2013 and 2012